Exhibit 99.1

Nano Dimension Sends Letter to Shareholders

Nano’s Highly Qualified Board is Critical to the Company’s Success and Driving Long-Term Value for ALL Shareholders

Murchinson’s Self-Serving Campaign is a Blatant Attempt to Obtain Nano’s Cash Reserves Without Paying Full Value to Shareholders, While Elevating its Profile as an “Activist”

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” All 9 of Nano’s Highly Qualified Nominees

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 08, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today sent a letter to shareholders in connection with the Company’s upcoming 2023 Annual General Meeting of Shareholders (“the Annual Meeting”). The letter highlights the strength of the directors on Nano’s Board of Directors (the “Board”), all of whom are highly qualified and critical to the Company’s success and ability to continue driving long-term value for all shareholders. The letter also underscores Murchinson’s self-interested campaign to elevate its profile and gain access to the Company’s significant cash reserves at the expense of other shareholders.

Nano’s Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL 9 of Nano’s highly qualified nominees. The Annual Meeting will be held on Thursday, September 7th, at 8:00 p.m. ET. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Votes must be received by 12 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

The full text of the letter can be found below.

Dear Fellow Shareholder,

At the upcoming Annual General Meeting (“AGM”) of Shareholders on Thursday, September 7, 2023, you have an important decision to make regarding the future of your investment in Nano Dimension Ltd. (“Nano Dimension”, the “Company” or “Nano”):

✓	Protect the long-term value creation opportunity your Nano Dimension shares present by voting FOR all 9 of the Company’s board nominees, or

×	Allow a self-interested bad actor to gain access to liquidate your company to access the significant cash reserves for their own benefit. All Murchinson Ltd.’s (“Murchinson”) nominees – several of whom have dubious backgrounds – have been paid $50,000 each simply for agreeing to stand for election clearly indicates that those nominees are beholden to Murchinson and CANNOT be classified as independent.

WE STRONGLY URGE YOU TO VOTE “FOR” ALL 9 OF NANO’S HIGHLY QUALIFIED DIRECTOR CANDIDATES

Under the guidance of Nano Dimension’s Board, the management has been successfully executing the Company’s expansion strategy to create a market leader in Additive Manufacturing and drive long-term value for ALL shareholders.

●	Nano is executing on a focused growth strategy buoyed by strong fundamentals – this includes a disciplined, diligently developed M&A strategy focused on driving synergy value and delivering strong organic growth from leading technology development and innovation efforts. Consistent with its disciplined approach, Nano paid prudent multiples and did not overpay as was the case with so many of its competitors.

●	Nano’s current strategy has produced results: Our revenue has tripled from 2020 to 2021 and grown more than 12x between 2020 and 2022. We expect revenue to continue growing as we advance Nano’s “buy and build” platform scaling strategy. Nano’s consequent focus on sales wins and new product development has led to consistent LTM revenue growth for the last eight quarters with a 2023 run-rate revenue of ~$60 million.

●	Nano’s strong cash management has resulted in substantial cash firepower to continue to build our business – unlike any of our peers. We continue to see significant opportunities ahead, and we are ideally positioned to act as a consolidator in the highly fragmented market landscape with numerous attractive potential targets.

●	As evidence of our prudent, and balanced, approach to capital allocation, the Nano Board has recently approved an authorization to repurchase $227.5 million in American Depository Shares.

In contrast, Murchinson is seeking to gain control of your company, without paying a premium, for its own self-interest.

●	Murchinson’s goal is to remove 9 directors – 7 of whom are independent – all of whose skills are critical to Board oversight. Nano’s nominees are exceptionally qualified directors with diverse skills and expertise across the 3D printing and digital-cloud-manufacturing industry, capital markets, corporate finance, and strategic business development in both the U.S., Europe and Israel.

●	Mr. Sarfaty, a senior analyst and employee of Murchinson, provided telling commentary in his July 2023 court testimony in response to questions from an Israeli court judge regarding Murchinson’s understanding of Nano’s business activities and valuation. Mr. Sarfaty responded with, among other things: “I don’t analyze the activity, because I don’t understand 3D printing…. we really have no idea what is not good and what is not good to do here.”

o	With no insight into the business, one can only conclude that Murchinson’s intention is to take control and liquidate Nano’s cash assets without regard for realizing Nano’s long-term value for shareholders.

●	Murchinson’s campaign is a blatant attempt to undermine our efforts to build and maximize long-term value for all shareholders. We believe these actions are motivated by Murchinson’s desire to elevate its own profile and for a quick profit, and gaining access to the Company’s significant cash reserves, at the expense of substantial long-term value creation potential for other shareholders.

To learn more, visit ProtectingNanoValue.com

●	Murchinson’s efforts to manipulate Nano’s stock, with the help of collaborators, has resulted in their estimated cost basis of $2.50 per share—Murchinson stands to generate a 60% return in 12 months by seeking to liquidate the company at $4 per share. Doing so would deprive you of the considerable upside as Nano continues to execute on its strategy.

●	This proxy contest risks jeopardizing Nano’s mission and the progress we have made and our long-term shareholder value trajectory.

Nano’s focused M&A strategy, combined with strong organic growth, are expected to continue to drive significant future value creation for all shareholders.

Over the past two years, Nano’s Board and management team have driven the Company’s transformation into a broad digital manufacturing leader with expanded 3D printing and additive manufacturing capabilities, as well as capabilities in robotics and deep learning-based AI.

Our strategy is underpinned by a disciplined approach to capital allocation, which allows us to take advantage of opportunistic M&A as we build on our efforts to create a market leader in additive manufacturing.

In all of our M&A efforts, we are laser focused on shareholder return-on-investment. During the market highs of 2021-2022, we seized opportunities to acquire value assets at reasonable valuations. Our best-in-class team of executives has consistently unlocked the potential of acquired companies. Overall, companies acquired by Nano have significantly outgrown and outpaced peers in the industry after joining Nano.

Nano’s extensive integration experience consistently drives meaningful organic revenue growth post-acquisitions.

With its Track Record of Value-Creating M&A and Integration,

Nano is the Natural Industry Consolidator

Synergies from Nano’s M&A activities generated an average combined organic growth of 24%

Select Nano M&A Transactions

(1) Source: Nano Dimension May 2023 Investor Presentation

To learn more, visit ProtectingNanoValue.com

NANO HAS STRATEGICALLY AND PRUDENTLY SEIZED MARKET FLUCTUATIONS TO MAXIMIZE SHAREHOLDER VALUE: Our leadership was decisive and forward-thinking in raising $1.5 billion in equity financing at the right time between April 2020 and April 2021 – when our valuation was particularly favorable and cost of capital was low. We now have the cash firepower to continue to build our business – unlike any of our peers.

Efficient Management of a Strong Capital Base

Prudent Stewards of $1.2 Billion in Capital & Assets

(1) Based on the agreement released by BICO (MAY 19, 2021)

(2) Based on Desktop Metal Inc. 2021 annual report on Form 10-K disclosure of total consideration (page, F-36);

Revenue is based on ExOne Co. 2020 annual report on Form 10-K

(3) Including cash, cash equivalents, investment in trading securities, and short and long-term unrestricted bank deposits (MKFG, DM, VLD [10-Q] 2022 Q1-Q3)

(4) Based on annualized 9-month FY22 operating cash flow (MKFG, DM, VLD [10-Q] 2022 Q1-Q3)

ALL WHILE DRIVING STRONG ORGANIC GROWTH: We also continue to leverage our cutting-edge technology and pursue additional revenue streams to generate organic growth. Just recently, we announced that we’ve made significant progress in accelerating our plans to commercialize the AI services of our inhouse DeepCube group, following strong customer demand.

To learn more, visit ProtectingNanoValue.com

In the first quarter of 2023, we reported the best quarter in the Company’s history and our third record-setting quarter in a row, defined by exceptional performance and 31% organic revenue growth year-over-year. Over the last 12 months, Nano has delivered over 50% organic growth. Over this same period, other major Additive Manufacturing companies including Stratasys, Desktop Metal, and 3D Systems all exhibited negative organic growth.

Significantly Outperforming Peers

Value-Creation Strategy Has Prompted Growth Amidst Market Headwinds

Based on Q1 2023 – Q1 2022 YoY Revenue Increase % / Decrease % ([DDD, DM, MKFG, SSYS] Q1 2023 filings)

(1) Peer Group Avg. includes the average of DDD, DM, MKFG, SSYS Q1 2023 – Q1 2022 YoY Revenue increase % / decrease %

These results validate the success of our business model and strategic initiatives that drive both organic and inorganic growth as we continue to build on our leadership in the industry.

Murchinson has a history of self-interested behavior and no plan to create value for Nano’s shareholders.

Murchinson is an eccentric family hedge fund with a history of dubious behavioral patterns – including stock manipulations, violations of law, and legal proceedings with regulatory authorities – and has launched a disruptive and damaging campaign that jeopardizes substantial long-term value for all Nano shareholders. Murchinson has presented NO strategic plan and NO vision for Nano’s future. We believe their actions are motivated by a desire to elevate their own profile and make a quick profit by liquidating Nano at the expense of substantial long-term value creation potential for other shareholders.

In addition, Marc Bistricer, the founder of Murchinson, on August 17, 2021, was required to pay the Securities and Exchange Commission (the “SEC”) $8 million for rules violation, and more recently a case was been brought against him in the Capital Market Tribunal, in which he has been accused by the Ontario Security Commission (“OSC”) of carrying out an illegal and abusive short selling scheme whereby he failed to act fairly, responsibly and in good faith and took actions to the detriment of shareholders.

As such, the OSC has requested that the Capital Market Tribunal demand Mr. Bistricer to:

●	Cease trading in any securities or derivatives permanently.

●	Be prohibited from acquiring any securities permanently.

To learn more, visit ProtectingNanoValue.com

●	Resign from any position he may hold as a director or officer of an issuer, a registrant or an investment fund manager.

●	Be prohibited from becoming or acting as a director or officer of an issuer, a registrant, or an investment fund manager permanently.

●	Be prohibited from becoming or acting as a registrant, as an investment fund manager or as a promoter permanently.

●	Pay an administrative penalty…for each failure to comply with Ontario securities law.

This is just one example of a myriad of questionable actions by Murchinson and its director nominees.

The appointment of Murchinson’s nominees would result in a majority of U.S. directors on Nano’s Board. Under Nasdaq rules, Nano would no longer be exempt as a Foreign Private Issuer and would be subject to U.S. company disclosure obligations. This change in the Company’s status would increase its costs dramatically.

In contrast, our Board consists of 9 highly qualified individuals – 7 of whom are independent – with diverse skills that align with and support our focus on growth, while taking our portfolio of proprietary manufacturing solutions to the next level.

The choice is clear:

Source: 13D filing, as amended, March 6, 2023

Do not let bad actors with questionable motives steal your investment! Vote “FOR” ALL 9 of Nano Dimension’s highly qualified, top-caliber director candidates today.

Your Board is committed to doing what is in the best interest of ALL Nano shareholder’s. In contrast, Murchinson’s nominees CANNOT be deemed to be independent. Murchinson’s agreement to pay each of its nominees $50,000 – $250,000 in total – on a non-refundable basis simply for agreeing to stand for election can reasonably be expected to serve as a mechanism for buying their loyalty and support in liquidating Nano. The result of such action would be to benefit Murchinson at the expense of your best interest.

Your vote is important. If you have already voted, you can change your vote simply by following the instructions on your voting instruction form. Only your latest-dated vote will be counted.

To learn more, visit ProtectingNanoValue.com

Votes must be received by 12 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

VOTE “FOR” all 9 of our Board nominees.

Your vote is important. Voting is easy – you can use any of the methods below by following the instructions on your voting instruction form:

ELECTRONIC: Locate the control number included on your voting instruction form and follow the easy instructions indicated.

E-MAIL: If you received your proxy materials via e-mail, you can click the “VOTE NOW” button in the body of the e-mail.

MAIL: Mark, sign and date your voting instruction form and return it in the postage-paid envelope provided. If you vote electronically, you do not need to return your voting instruction form by mail.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

To learn more, visit ProtectingNanoValue.com

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this letter when it discusses revenue growth, M&A opportunities and shareholder value/returns. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this letter. The forward-looking statements contained or implied in this letter are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

To learn more, visit ProtectingNanoValue.com